UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/15/18** AND ENDING **12/31/19**

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ASPIRATION FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4551 GLENCOE AVE, SUITE 300

(No. and Street)

MARINA DEL REY	**CA**	**90292**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg   (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC.

(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, SUITE 165	**NORTHRIDGE**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, DONALD MARCZEWSKI _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ASPIRATION FINANCIAL, LLC _____ , as

of DECEMBER 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

CEO
_____
Title



Notary Public

MARILYN ROJAS
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Feb 26, 2023

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Aspiration Financial, LLC

Report Pursuant to Rule 17a-5(d)
Financial Statement

For the Period November 15, 2018 (Date of Registration) to December 31, 2019

Aspiration Financial, LLC

Contents



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Aspiration Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aspiration Financial, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 28, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Aspiration Financial, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	1,957,309
Cash - exclusive benefit of customers		1,500,000
Interest receivable		106,238
Fees receivable		317,762
Due from customers		499,547
Unreconciled differences		457,701
Due from Parent		49,049
Other assets		20,774
Unsecured negative balances, net		-
TOTAL ASSETS	$	4,908,380

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	860,062
Deferred revenue		24,343
Payable to customers		993,951
TOTAL LIABILITIES		1,878,356
MEMBER'S EQUITY		3,030,024
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,908,380

The accompanying notes are an integral part of this financial statement.

2

Notes to Financial Statement
For the Period November 15, 2018 (Date of Registration) to December 31, 2019

1. Organization and Nature of Business

Aspiration Financial, LLC (the Company), is a wholly owned subsidiary of Aspiration Partners, Inc. The Company is a registered Broker Dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC or Commission) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary operations consist of maintaining sweep deposit accounts and a bank sweep program pursuant to SEC rule 15c3-3.

2. Summary of Significant Accounting Policies

a) Accounting Policies
The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets U.S. generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of the financial statements.

b) Cash and Cash Equivalents and Concentrations of Credit Risk
The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

The Company is subject to the SEC Customer Protection Rule (Rule 15c3-3). Cash segregated and on deposit for regulatory purposes consists of cash deposits in a special reserve bank account for the exclusive benefit of customers.

c) Revenue Recognition
In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligation in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligation in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, ASU 2014-09 requires that an entity disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. However, in August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date for non public business entities, to fiscal periods beginning after December 15, 2018. The Company has adopted this standard effective as of January 1, 2019 under the modified retrospective method, in which the cumulative effect of applying the standard will be recognized at the date of initial application. As of December 31, 2019, the Company estimates that there is no cumulative effect adjustment to retained earnings and the impact is immaterial to the financial statements.

Interest income is accrued as earned. Interest income is generated primarily from deposits in the firm's qualified bank sweep program.

Interchange income represents revenues from electronic transactions made by customers. The income is paid by merchants who accept the customer transactions. These revenues are recorded as they occur.

The Company's customers may, at their discretion, make a payment to the Company for its services under the Company's "Pay What Is Fair" (PWIF) program. The payment is at the customer's discretion and can be modified at any time. The Company recognizes PWIF revenue monthly when collected from customers.

The Company's future revenue is expected to be composed of subscription fees, which will be subject to the new revenue recognition guidance

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Notes to Financial Statement
For the Period November 15, 2018 (Date of Registration) to December 31, 2019

d) Income Taxes

The Company is organized as a limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state consolidated income tax returns of its Parent.

FASB Accounting Standards Codification (ASC) Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions through December 31, 2019. Further, as of December 31, 2019 the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

e) Receivable from and Payable to Customers

Receivable from and payable to customers arise primarily from the Company's operations of cash management accounts for customers. Receivables from customers consist primarily of customer overdrafts receivable. Payable to customers consist primarily of unsettled amounts in transit.

f) Use of Estimates

The preparation of financial statements in conformity with GAAP generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Contingent Liabilities

The Company is a party to legal and regulatory actions relating to customers' accounts and regulatory requirements as a normal part of carrying on its business. Management is of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statement
For the Period November 15, 2018 (Date of Registration) to December 31, 2019

5. Related Party Transactions
The Company has entered into an expense sharing arrangement with its Parent and incurs a monthly allocation of rent, wages and overhead costs. Total costs allocated to the Company during 2019 were $10,150,951. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of December 31, 2019 the intercompany balance owed from the Parent was $49,049, which is reflected on the statement of financial condition. For the period November 15, 2018 to December 31, 2019 $10,600,000 of the accounts payable to the Parent was forgiven and converted to capital.

The Company earns quarterly PWIF "Pay What is Fair" fees for servicing two affiliated funds. During the period from November 2018 through December 2019 the total fees earned were $462,203.

6. Net Capital Requirement
The Company is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of the greater of 2% of aggregate debits in the customer reserve formula, or $250,000. As of December 31, 2019, the Company had net capital of $1,682,192, which was $1,432,192 in excess of its required net capital of $250,000.

7. Lease Accounting
In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. The Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

8. Subesquent Events
The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.